Exhibit (a)(1)(B)

EMAIL TO ALL ELIGIBLE EMPLOYEES

From:	Caroline Vaughn

To:	All Eligible Employees

Date:	August 10, 2026

Subject:	LAUNCH OF STOCK OPTION EXCHANGE PROGRAM

Team,

As Aziz mentioned in an email to you earlier today, our Board of Directors has approved a voluntary, one-time stock option exchange offer for employees who hold “at the money” or substantially “underwater” stock options.

Today, we are officially launching the stock option exchange offer, and I want to share some important information for employees to review. Please take the time to read through the details the team has compiled below and act as you see fit:

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All eligible employees now have the opportunity to exchange certain stock option grants for generally a fewer number of restricted stock units (options in the case of our named executive officers) with a different vesting schedule. Options eligible to be exchanged include only options granted with an exercise price per share equal to or greater than $6.00 ($10.00 in the case of our named executive officers), that remain outstanding and unexercised as of the expiration of this offer, that have a per share exercise price equal to or greater than the closing price of our common stock on the date when the offer to exchange your eligible options will expire (currently scheduled to be September 4, 2026) and that were granted under our 2021 Equity Incentive Plan.

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You are an eligible employee if you are an employee, including a named executive officer, of RxSight as of the start of the offer who is located in the United States and remain an employee of RxSight through the expiration of the offer and the new award grant date. However, non-employee members of our board of directors and employees who are not located in the United States are not eligible employees and therefore may not participate in the offer.

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This offer currently is scheduled to expire on September 4, 2026, at 9:00 p.m., Pacific Time and the new awards are scheduled to be granted on the following day, September 5, 2026. Due to administrative processing requirements, please allow up to two weeks from September 5, 2026 for the new award grants to be visible within your E*Trade account.

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We have prepared a number of resources to help you understand the terms and conditions of the offer, which are available on the offer website. These resources include the document titled “Offer to Exchange Certain Outstanding Options for New Awards” (referred to as the “Offer to Exchange”). Additionally, instructions on how to elect to participate in the offer and a schedule of your eligible option grant information are available via RxSight’s offer website.

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This eligible option schedule will list the outstanding option grants that are eligible under this offer, the grant date and per share exercise price of each of your eligible option grants, the number of shares subject to each of your eligible option grants that are scheduled to be vested as of September 4, 2026, the number of outstanding shares subject to each of your eligible option grants as of September 4, 2026 (assuming you have not exercised all or any portion of your eligible option grants during the offering period), the exchange ratio applicable to each eligible option, the type and number of new awards that would be issued in exchange for each eligible option, and the vesting schedule applicable to such new award.

Stock Option Exchange Website: www.myoptionexchange.com

Login ID: Your RxSight email address

Log-In Instructions:

To log into the website, please go to www.myoptionexchange.com. The first time you access the website, you will need to register as a new user and create a password. You must use your RxSight email address. The website uses two-factor authentication, so the first time you access the portal each day, the website will generate a verification code that will be emailed to you. Once the verification code has been entered, you can access the website’s content. The verification codes expire at the end of each day. If you experience difficulties accessing the Option Exchange website, please contact rxsight@infiniteequity.com.

As you might have more questions related to the offer, the team has prepared a presentation of the relevant information regarding the process. We know the materials describing the offer may seem voluminous, but it is important that you review these materials and ask questions as needed so you can make an informed decision on whether to participate or not. A few other key things to keep in mind:

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If you do nothing, you will be making a decision not to participate in the offer and you will retain your current options under their current terms and conditions. If, after reviewing the materials, you still have questions about the offer, please contact Infinite Equity by email at rxsight@infiniteequity.com.

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Participation in the offer is completely voluntary. Participating in the offer involves risks that are discussed in the Offer to Exchange. We recommend that you consult with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the offer.

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If you choose to participate in the offer, you will need to deliver a completed election via RxSight’s offer website, no later than 9:00 p.m., Pacific Time, on September 4, 2026 (unless the offer is extended).

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If we have not received your properly completed, signed (electronically or otherwise) and dated election before the offer expires, you will have rejected this offer and you will keep your current options.

I’m pleased we can move forward with this program and believe a program like this is an important step in retaining and motivating our valued employees who have experienced our decline in stock price over the past year and have been unable to derive value from their substantially underwater stock options.

Thank you,

Caroline Vaughn

Vice President, Global HR & People Operations